Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Waterstone Financial, Inc

We consent to the incorporation by reference in the Registration Statements on Form S-8 of Waterstone Financial, Inc. of our reports dated March 11, 2009 with respect to the consolidated statements of financial condition of Waterstone Financial, Inc. and Subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2008 and the effectiveness of internal control over financial reporting as of December 31, 2008, which reports appear in the December 31, 2008 annual report on Form 10-K of Waterstone Financial, Inc.

/s/ KPMG LLP
Milwaukee, Wisconsin
March 11, 2009